EXHIBIT 99.1

O2Micro to Announce First Quarter 2022 Results on May 6, 2022

GEORGE TOWN, Grand Cayman, April 08, 2022 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, will announce its financial results for the First Quarter ending March 31, 2022, on Friday, May 6, 2022.

The press release will be followed by a conference call at 6:00 a.m. (US Pacific), 9:00 a.m. (US Eastern). You may participate using the following dial-in information:

Conference Code: 4208398
Participants, Int'l Toll: +1 323-701-0160
Participants, US/CAN: 800-289-0720

A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

The Call-in Audio Replay will be available following the call from May 6, 2022, at 12:00PM Eastern Time (US & Canada) through May 20, at 12:00PM Eastern Time (US & Canada) https://events.globalmeet.com/Public/WebRegistration/ZW5jPXNhQWNoekF6VkljMVhVSXQwS05QbXZ3T1hxajdJLzFKNFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlQrSDFMUWxHSm4yTk5jS0xXZGZzSFV3PT0=

About O2Micro
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include Backlighting, Battery Management, Power Management and LED General Lighting. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2Micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg - Investor Relations, O2Micro - ir@o2micro.com
Joe Hassett - Gregory Communications - joeh@gregoryfca.com